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                                                                    EXHIBIT 16



Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

RE: The Banc Corporation
    File No. 333-58493

Ladies and Gentlemen:


We have read the response of The Banc Corporation to be included in its Amendment No. 3 to Registration Statement on Form S-4 dated October 9. In connection therewith, we concur with the statement made by the registrant and confirm that, during the two years ended December 31, 1997 and the subsequent interim period preceding June 16, 1998, there were no disagreements between The Banc Corporation and us on any matter of accounting principles or practices, or financial statement disclosure that would have caused us to make reference to the subject matter of such disagreement if not resolved to our satisfaction.



                                  Very truly yours,



                                  DUDLEY, HOPTON-JONES, SIMS & FREEMAN PLLP